                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO

                          Tender Offer Statement under
      Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          COINMACH LAUNDRY CORPORATION
                       (Name of Subject Company (Issuer))

                     CLC ACQUISITION CORPORATION (Offeror)
                            (Names of Filing Person)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   19259L101
                     (CUSIP Number of Class of Securities)

                                Bruce V. Rauner
                    President - CLC Acquisition Corporation
                   6100 Sears Tower, Chicago, Illinois 60606
                                 (312) 382-2200
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

     Ronald S. Brody, Esq.                        Stephen L. Ritchie, Esq.
     Mayer, Brown & Platt                            Kirkland & Ellis
       1675 Broadway                                 200 E. Randolph
New York, New York 10019-5820                     Chicago, Illinois 60601
        (212) 506-2500                               (312) 861-2000


                           Calculation of Filing Fee
================================================================================
            Transaction Value*                        Amount of Filing Fee
--------------------------------------------------------------------------------
               $178,437,916                                  $35,688
================================================================================

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Class A and Class B Common Stock, each par value $.01 per share, of Coinmach Laundry Corporation at $14.25 per share. The number of shares used in this calculation consists of (i) 13,178,947 shares issued and outstanding as of May 25, 2000, less shares subject to a rollover agreement which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable      Form or Registration No.: Not
                                              applicable

  Filing Party: Not applicable                Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.

  [ ] issuer tender offer subject to Rule 13e-4.

  [X] going-private transaction subject to Rule 13e-3.

  [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 1 of 15 Pages
-------------------------                                    ------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                  Golder, Thoma, Cressey, Rauner Fund IV, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                       WC
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                          3,008,402
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                                 0

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                           3,008,402
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(1)
----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(2)
----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       PN
===============================================================================

-------------------
(1) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

(2) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 2 of 15 Pages
-------------------------                                    ------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                               GTCR Fund VII, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                 Not Applicable
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                              0
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                                 0

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                               0
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(1)
----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(2)
----- -------------------------------------------------------------------------

-------------------
(1) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

(2) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 3 of 15 Pages
-------------------------                                    ------------------


-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       PN
===============================================================================

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 4 of 15 Pages
-------------------------                                    ------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                                  GTCR-CLC, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                 Not Applicable
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                              0
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                                 0

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                               0
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(1)
----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
-------------------------------------------------------------------------------

-------------------
1 Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 5 of 15 Pages
-------------------------                                    ------------------


-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(2)

----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       OO
===============================================================================

-------------------
(2) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 6 of 15 Pages
-------------------------                                    ------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                               Stephen R. Kerrigan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                     PF, SC
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. citizen
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                            687,467(1)
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                             1,633,251

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                             687,467(1)
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

-------------------------------------------------------------------------------

-------------------

(1) Includes Shares beneficially owned by MCS, a corporation controlled by Mr. Kerrigan. Includes Shares underlying options held by MCS to purchase an aggregate of 308,098 Shares of Class A Common Stock at an exercise price of $11.90 per share, all of which options are currently exercisable. Includes Shares underlying options held by Mr. Kerrigan to purchase an aggregate of
     (i) 30,000 Shares of Class A Common Stock at an exercise price of approximately $23.05 per share and (ii) 20,000 Shares of Class A Common Stock at an exercise price of approximately $10.56 per share, all of which options are currently exercisable. Does not include Shares underlying options held by Mr. Kerrigan to purchase an aggregate of (i) 20,000 Shares of Class A Common Stock at an exercise price of $23.05 per share,
     (ii) 30,000 Shares of Class A Common Stock at an exercise price of $10.56 per share, all of which options are not currently exercisable nor become exercisable within the next 60 days.

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 7 of 15 Pages
-------------------------                                    ------------------


-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(1)
----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(3)

----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       IN
===============================================================================

-------------------

(2) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

(3) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 8 of 15 Pages
-------------------------                                    ------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                                 Mitchell Blatt

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                     PF, SC
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. citizen
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                            488,845(1)
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                             1,633,251

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                             488,845(1)
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(2)
----- -------------------------------------------------------------------------

-------------------

(1) Includes Shares underlying options to purchase an aggregate of (i) 80,000 Shares of Class A Common Stock at an exercise price of $11.90 per share,
     (ii) 80,000 Shares of Class A Common Stock at an exercise price of $14.00 per share, (iii) 18,000 Shares of Class A Common Stock at an exercise price of approximately $23.05 per share and (iv) 12,000 Shares of Class A Common Stock at an exercise price of approximately $10.56 per share, all of which options are currently exercisable. Does not include Shares underlying options to purchase an aggregate of 20,000 Shares of Class A Common Stock at an exercise price of $11.90 per share, (ii) 20,000 Shares of Class A Common Stock at an exercise price of $14.00 per share (iii) 12,000 Shares of Class A Common Stock at an exercise price of approximately $23.05 per share and (iv) 18,000 Shares of Class A Common Stock at an exercise price of $10.56 per share, none of which options are currently exercisable nor become exercisable within the next 60 days.

(2) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

-------------------------                                    ------------------
CUSIP No.    19259L101             13D                       Page 9 of 15 Pages
-------------------------                                    ------------------


-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(3)

----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       IN
===============================================================================

-------------------
(3) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                   -------------------
CUSIP No.    19259L101             13D                      Page 10 of 15 Pages
-------------------------                                   -------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                                 Robert M. Doyle

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                     PF, SC
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. citizen
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                            227,682(1)
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                             1,633,251

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                             227,682(1)
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(2)
-------------------------------------------------------------------------------

-------------------

(1) Includes Shares underlying options to purchase an aggregate of (i) 131,890 Shares of Class A Common Stock at an exercise price of $11.90 per share,
     (ii) 12,000 Shares of Class A Common Stock at an exercise price of aproximately $23.05 per share and (iii) 8,000 Shares of Class A Common Stock at an exercise price of $10.56 per share all of which options are currently exercisable. Does not include Shares underlying options to purchase an aggregate of (i) 40,000 Shares of Class A Common Stock at an exercise price of $11.90 per share, (ii) 8,000 Shares of Class A Common Stock at an exercise price of approximately $23.05 per share and (iii) 12,000 Shares of Class A Common Stock at an exercise price of $10.56 per share, all of which options are currently exercisable nor become exercisable within the next 60 days.

(2) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

-------------------------                                   -------------------
CUSIP No.    19259L101             13D                      Page 11 of 15 Pages
-------------------------                                   -------------------


-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(3)

----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       IN
===============================================================================

-------------------

(3) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                   -------------------
CUSIP No.    19259L101             13D                      Page 12 of 15 Pages
-------------------------                                   -------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                                Michael E. Stanky

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                     PF, SC
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. citizen
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                            177,692(1)
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                             1,633,251

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                             177,692(1)
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(2)
-------------------------------------------------------------------------------

-------------------

(1) Includes Shares underlying options to purchase an aggregate of (i) 103,521 Shares of Class A Common Stock at an exercise price of $11.90 per share,
     (ii) 40,000 Shares of Class A Common Stock at an exercise price of approximately $14.00 per share and (iii) 6,000 Shares of Class A Common Stock at an exercise price of $22.31 per share and (iv) 4,000 Shares of Class A Common Stock at an exercise price of $10.56 per share, all of which options are currently exercisable. Does not include Shares underlying options to purchase an aggregate of (i) 10,000 Shares of Class A Common Stock at an exercise price of $14.00 per share, (ii) 4,000 Shares of Class A Common Stock at an exercise price of approximately $10.56 per share and
     (iii) 6,000 Shares of Class A Common Stock at an exercise price of $10.56 per share, all of which options are not currently exercisable nor become exercisable within the next 60 days.

(2) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

-------------------------                                   -------------------
CUSIP No.    19259L101             13D                      Page 13 of 15 Pages
-------------------------                                   -------------------


-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(3)

----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       IN
===============================================================================

-------------------
(3) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

-------------------------                                   -------------------
CUSIP No.    19259L101             13D                      Page 14 of 15 Pages
-------------------------                                   -------------------


===============================================================================
 1    NAME OF REPORTING PERSON

                                James N. Chapman

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
----- -------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [_]


----- -------------------------------------------------------------------------
 3    SEC USE ONLY


----- -------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                     PF, SC
----- -------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  [_]

----- -------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S. citizen
-------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                            7
          SHARES                                             51,565(1)
                          -----   ---------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER

         OWNED BY           8                             1,633,251

          EACH            -----   ---------------------------------------------
                                  SOLE DISPOSITIVE POWER
        REPORTING           9

         PERSON                                              51,565(1)
                          -----   ---------------------------------------------
          WITH                    SHARED DISPOSITIVE POWER
                           10                                 0

----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          4,641,653(2)
-------------------------------------------------------------------------------

-------------------
(1) Includes Shares underlying options to purchase an aggregate of (i) 28,750 Shares of Class A Common Stock at an exercise price of $11.90 per share, and (ii) 26,497 shares of Class A Common Stock at an exercise price of approximately $11.69 per share, all of which options are currently exercisable. Does not include Shares underlying options to purchase an aggregate of 36,747 Shares of Class A Common Stock at an exercise price of approximately $11.69 per share, none of which options are currently exercisable nor become exercisable within the next 60 days.

(2) Includes the aggregate number of outstanding shares of Class A Common Stock beneficially owned by all of the members of the Group filing this Amendment No. 2 (pursuant to Rule 13d-5(b)(1)).

-------------------------                                   -------------------
CUSIP No.    19259L101             13D                      Page 15 of 15 Pages
-------------------------                                   -------------------


-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                         [_]
----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           35.9%(3)

----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                       IN
===============================================================================

-------------------
(3) Based upon 12,938,623 shares of Class A Common Stock outstanding as of May 26, 2000.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to a tender offer by CLC Acquisition Corporation, a Delaware corporation ("Purchaser") to purchase all outstanding shares of class A common stock, par value $.01 per share (the "Voting Stock") and class B common stock, par value $.01 per share (collectively, with the Voting Stock, the "Company Common Stock"), of Coinmach Laundry Corporation, a Delaware corporation (the "Company"), for a purchase price of $14.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii) hereto, respectively. The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and Letter of Transmittal is incorporated by reference herein in answer to the items of Schedule TO.

     This statement also constitutes Amendment No. 2 to the Schedule 13Ds dated July 23, 1996, filed by each of (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership, GTCR IV, L.P., a Delaware limited partnership, and Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation and (ii) Stephen R. Kerrigan, Mitchell Blatt, Robert M. Doyle and Michael E. Stanky, each as previously amended by Amendment No.1 thereto dated December 19, 1997.

Item 1.  Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled "Questions and Answers About the Offer and the Merger" is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) Name and Address. The name of the Company is Coinmach Laundry Corporation. The address of its principal executive office is 55 Lumber Road, Roslyn, New York 11576.

     (b) Securities. The securities which are the subject of the Offer are the Company's outstanding shares of class A common stock and class B common stock, each par value $.01 per share. As of May 25, 2000, there were 13,178,947 shares of Company Common Stock outstanding. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Price Range of Shares" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address. The name of the filing person is CLC Acquisition Corporation. The address of its principal executive office is 6100 Sears Tower, Chicago, Illinois 60606. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning Purchaser" is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning Purchaser" is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning Purchaser" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) Material Terms. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER" is incorporated herein by reference.

     (b) Purchases. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Related Party Transactions and Transactions in Common Stock" is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" is incorporated herein by reference.

     (c) Plans. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" is incorporated herein by reference.

Item 7.  Sources and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Source and Amount of Funds" is incorporated herein by reference.

     (b) Conditions. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Source and Amount of Funds" is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Source and Amount of Funds" is incorporated herein by reference.

Item 8.  Interest in Securities of Subject Company.

     (a) Securities Ownership. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Beneficial Ownership of Shares" is incorporated herein by reference.

     (b)  Securities Transactions.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of the Special Committee's Investment Banker" and "THE TENDER OFFER--Fees and Expenses" is incorporated herein by reference.

Item 10.  Financial Statements.

     Not applicable.

Item 11.  Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Effect of the Offer on the Market for the Common Stock; Exchange Act Registration" and "THE TENDER OFFER--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) Other Material Information.  None.

Item 12.  Exhibits.

     (a)(1)(i)    Offer to Purchase, dated May 26, 2000.

     (a)(1)(ii)   Letter of Transmittal.

     (a)(1)(iii)  Notice of Guaranteed Delivery.

     (a)(1)(iv) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(v) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(vii)  Summary Advertisement as Published on May 26, 2000.

     (a)(1)(viii) Press Release, issued May 15, 2000.

     (a)(2)       Not applicable.

     (a)(3)       Exhibit (a)(1)(i) is incorporated herein by reference.

     (a)(4)       Not applicable.

     (a)(5)(i) Agreement and Plan of Merger, dated as of May 12, 2000, between CLC Acquisition Corporation and the Company.

     (a)(5)(ii) Audited financial statements for the Company's 1998 and 1999 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on June 28, 1999).


     (b)          Not applicable.

     (c) Opinion of Lazard Freres & Co. LLC, dated May 12, 2000 (incorporated by reference to Exhibit 6 of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on May 26, 2000).

     (d) Rollover Agreement, dated May 12, 2000, by and among Purchaser and the Management Group.

     (e)          Exhibit (a)(5)(iv) is incorporated herein by reference.

     (f) Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

     (g)          Not applicable.

     (h)          Not applicable.



Item 13.  Information Required by Schedule 13E-3.

     Item 2.   Subject Company Information.

          (d) Dividends. The Company has not declared or paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

          (e) Prior Public Offerings. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning the Company" is incorporated herein by reference.

          (f) The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Information Concerning Purchaser" is incorporated herein by reference.

     Item 4.   Terms of the Transactions.

          (c) Different Terms. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

          (d)  Appraisal Rights.  The information set forth in the section of
     the Offer to Purchase   entitled "SPECIAL FACTORS--Rights of Stockholders
     in the Offer and the Merger" is incorporated herein by reference.

          (e)  Provisions for Unaffiliated Security Holders.  None.  The
     information set forth   in the section of the Offer to Purchase entitled
     "SPECIAL FACTORS--Rights of Stockholders in the Offer and the Merger" is incorporated herein by reference.

          (f) Eligibility for Listing or Trading.  Not applicable.

     Item 5.   Past Contracts, Transactions, Negotiations and Agreements.

          (c) Negotiations or Contracts. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company" is incorporated herein by reference.

          (e)  Agreements Involving the Subject Company's Securities. The
     information set forth   in the section of the Offer to Purchase entitled
     "SPECIAL FACTORS--Related Party Transactions and Transactions in Common Stock" is incorporated herein by reference.

     Item 7.   Purposes, Alternatives, Reasons and Effects.

          (a) Purposes. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" is incorporated herein by reference.

          (b) Alternatives. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" is incorporated herein by reference.

          (c) Reasons. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" is incorporated herein by reference.

          (d) Effects. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose of, Alternatives to, Reasons for, Effects of and Structure of the Offer and the Merger; Plans for the Company" and "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

     Item 8.  Fairness of the Going-Private Transaction.

          (a) Fairness. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Position of the Management Group and Purchaser Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

          (b) Factors Considered in Determining Fairness. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS-- Position of Management Group and Purchaser Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

          (c) Approval of Security Holders. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Rights of Stockholders in the Offer and the Merger" is incorporated herein by reference.

          (d) Unaffiliated Representative. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Offer and the Merger; Contracts with the Company" and "SPECIAL FACTORS- -Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (e) Approval of Directors. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" is incorporated herein by reference.

          (f)  Other Offers.  None.

     Item 9.  Reports, Opinions, Appraisals and Negotiations.

          (a) Report, Opinion or Appraisal. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of the Special Committee's Investment Banker" is incorporated herein by reference.

          (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of the Special Committee's Investment Banker" is incorporated herein by reference.

          (c) Availability of Documents. The opinion referred to in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of the Special Committee's Investment Banker" will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

     Item 10.  Source and Amounts of Funds or Other Consideration.

          (c) Expenses. The information set forth in the section of the Offer to Purchase entitled "THE TENDER OFFER--Fees and Expenses" is incorporated herein by reference.

     Item 12.  The Solicitation or Recommendation.

          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

          (e) Recommendations of Others. The information set forth in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Position of Management Group and Purchaser Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

     Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

          (b) Employees and Corporate Assets.  None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO
-----------

                          CLC ACQUISITION CORPORATION



                          By:     /s/ Vincent J. Hemmer
                          --------------------------------------------
                          Name: Vincent J. Hemmer
                          Title: President


                          COINMACH LAUNDRY CORPORATION



                          By:     /s/ Mitchell Blatt
                          --------------------------------------------
                          Name: Mitchell Blatt
                          Title:   President

SCHEDULE 13D/A
--------------

                          GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                          By:  GTCR IV, L.P., its General Partner
                               ----------------------------------

                          By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                               -------------------------------------
                          its General Partner

                          By:  /s/    Bruce V.  Rauner
                               -------------------------------------
                          Name: Bruce V.  Rauner
                          Title: Principal


                          GTCR FUND VII, L.P.

                          By:  GTCR PARTNERS VII, L.P., its General Partner
                               --------------------------------------------

                          By:  GTCR GOLDER RAUNER, L.L.C., its General Partner
                               -----------------------------------------------

                          By:  /s/    Bruce V.  Rauner
                               -----------------------------------------------
                          Name: Bruce V.  Rauner
                          Title: Principal


                          GTCR-CLC, LLC

                          By:  /s/ Vincent J.  Hemmer
                               -----------------------------------------------
                          Name: Vincent J.  Hemmer
                          Title: Vice President


                          /s/ Stephen R.  Kerrigan
                          ----------------------------------------------
                          Stephen R.  Kerigan

                          /s/ Mitchell Blatt
                          ----------------------------------------------
                          Mitchell Blatt

                          /s/ Robert M. Doyle
                          ----------------------------------------------
                          Robert M. Doyle

                          /s/ Michael E.  Stanky
                          ----------------------------------------------
                          Michael E.  Stanky

                          /s/ James N.  Chapman
                          ----------------------------------------------
                          James N.  Chapman

                                 EXHIBIT INDEX

Exhibit
Number          Title
-----           -----
(a)(1)(i)       Offer to Purchase, dated May 26, 2000.
(a)(1)(ii)      Letter of Transmittal.
(a)(1)(iii)     Notice of Guaranteed Delivery.
(a)(1)(iv)      Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
(a)(1)(v)       Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees.
(a)(1)(vi)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                W-9.
(a)(1)(vii)     Summary Advertisement as Published on May 26, 2000.
(a)(1)(viii)    Press Release, issued May 15, 2000.
(a)(2)          Not applicable.
(a)(3)          Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)          Not applicable.
(a)(5)(i)       Agreement and Plan of Merger, dated as of May 12, 2000, between CLC Acquisition
                Corporation and the Company.
(a)(5)(ii)      Audited financial statements for the Company's 1998 and 1999 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 (incorporated by reference to the Company's Annual
                Report on Form 10-K filed with the Commission on June 28, 1999).
(b)             Not applicable.
(c)             Opinion of Lazard Freres & Co. LLC, dated May 12, 2000 (incorporated by reference to Exhibit 6 of the Solicitation/Recommendation Statement on Schedule 14D-9 of the
                Company filed with the Commission on May 26, 2000).
(d)             Rollover Agreement, dated May 12, 2000, by and among Purchaser and the
                Management Group.
(e)             Exhibit (a)(5)(iv) is incorporated herein by reference.
(f)             Section 262 of the Delaware General Corporation Law (included as Annex A to the
                Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)             Not applicable.
(h)             Not applicable.
(1)             Joint Filing Agreement.